JIADE LIMITED

May 10, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Joel Parker
Rucha Pandit
Lilyanna Peyser

Re:	JIADE LIMITED
Registration Statement on Form F-1, as amended (File No. 333-276283)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, JIADE LIMITED hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on May 14, 2024, or as soon thereafter as practicable.

Very truly yours,

JIADE LIMITED

By:	/s/ Yuan Li
Name:	Yuan Li
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC